Alternative Energy Partners, Inc.

COASTAL TOWER
2400 EAST COMMERCIAL BOULEVARD
SUITE 201
FORT LAUDERDALE, FLORIDA 33308
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  PHONE: (954) 351-2554
FAX: (954) 351-2605

February 11, 2010

Via EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          Alternative Energy Partners, Inc.
Form 10-K for the year ended July 31, 2009
Form 10-Q for the Quarter Ended October 31, 2009
File No.:  333-154894

Dear Mr. Decker:

We are in receipt of your correspondence dated February 4, 2010, with respect to the above-referenced filing.

Form 10-Q for the quarter ended October 31, 2009

Item 4.  Controls and Procedures, page 14

2.
Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

RESPONSE:

Our filing on Form 10-Q for the period ended October 31, 2009, has been amended to reflect that management has concluded that at the end of the reporting period, the Company’s controls and procedures were not effective due to lack of segregation of duties and that the Company will be unable to remediate the weakness until additional funding is received.

Securities and Exchange Commission
February 11, 2010
Page Two

3.
You disclose in your July 31, 2009 Form 10-K that your disclosure controls and procedures and your internal control over financial reporting were not effective. In addition, you indicated that you had material weaknesses due to the lack of an Independent Audit Committee Chair, as well as a lack of segregation of duties, resulting from limited resources. You disclose on page 14 of your October 31, 2009 Form 10-Q that there were no changes in your internal control over financial reporting during the quarter ended October 31, 2009.  As such, it is not clear how you concluded that your disclosure controls and procedures were effective at October 31, 2009.  Please revise your disclosures accordingly.

RESPONSE:

We will revise future filings to include additional details of the lack of segregation of duties and that management discovered the material weakness when performing a review of the internal controls. Currently, the CEO serves in the capacity of CFO and PAO and there is no segregation of duties and there is no independent audit committee chair in place at this time.  Until such time as the Company receives additional funding, it will be unable to remediate the weakness.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings. The staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any questions you may have in this regard.

Sincerely,

/s/  Jack L. Stapleton
_______________________
Jack L. Stapleton
Chief Executive Officer